Via Facsimile and U.S. Mail
Mail Stop 4720

May 7, 2010

Mr. Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corp.
1400 Kearns Blvd., 2nd Floor
Park City, UT 84060

Re: Nutraceutical International Corp.
Form 10-K Filed December 10, 2009
Definitive Proxy Statement Filed January 8, 2010
File No. 000-23731

Dear Mr. Gay:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director